Contact

www.linkedin.com/in/jina-osumi-101b17 (LinkedIn)

Top Skills

Consumer Products
Brand Architecture
Cross-functional Team Leadership

Languages

Korean
Japanese

Jina Osumi

CEO at Humphry Slocombe
San Francisco Bay Area

Summary

We're hiring! If you're as obsessed with ice cream as us, and are an Operations guru, send me a note!

Experience

Humphry Slocombe

CEO
August 2015 - Present (11 years 3 months)
San Francisco Bay Area

2017: "#1 in the San Francisco Ice Cream Power Rankings" - The Infatuation
2016: "Best Ice Cream in SF" - San Francisco Magazine
2015: “Top 5 Ice Cream in America” – Food Network
2014: “12 Best Ice Cream Shops in America” – Huffington Post
2013: “Our Favorite Weird Ice Cream Flavors” – Bon Apetit
2012: “One of Ten Ice Cream Shops You Need to Visit” – GQ
2011: “Ferran Adria visits Humphry Slocombe” – SF Chronicle
2010: “I'll Take a Scoop of Prosciutto, Please” – NY Times Magazine
2009: “Best New Ice Cream Shops” – Food & Wine

Del Monte Foods, Inc.

2 years 11 months

Director, Brand Strategy & Marketing Activation
February 2014 - August 2015 (1 year 7 months)
San Francisco Bay Area

Lead marketing planning and activation for $1.6Bn Del Monte portfolio. Responsible for Brand Strategy, TV, Print, Digital (paid, owned, earned), Social, Consumer Promotions, PR, Del Monte Kitchens, and Creative Services. Develop and manage consumer brands marketing budget. Manage team of 9.

Optimized F15 plan to recover from double digit declines. Sold in $8MM TV plan, developed targeted Holiday digital, and supplemented with high value PR

and Social. Resulted in 437MM impressions, +53% volume, and +8.4 share pt chg vs. YA.

Developed Del Monte’s first ever content strategy and brought Social in-house to better control messaging, look, tone, feel, and cost. Increased organic reach by 4x while reducing cost by 50%.

Conducted qualitative and quantitative research to profile heavy users and identify insights for retention strategy.

Led team of 6 agencies to develop F16 integrated marketing plan. Developing new creative for TV, Print, and Digital.

Scope of responsibility increased after 1 year to include Del Monte Kitchens and Creative Services. Team grew from 4 to 9.

Senior Brand Manager, Consumer Products Brand Strategy & TM Development

October 2012 - January 2014 (1 year 4 months)

San Francisco Bay Area

Relaunched Del Monte brand by developing first ever integrated marketing plan, brand guidelines, and food strategy. Developed new Contadina positioning for relaunch. Managed 6 agencies and 1 direct report.

PepsiCo

2 years 7 months

Global Senior Brand Manager, Pepsi

August 2011 - October 2012 (1 year 3 months)

Purchase, NY

Selected to be part of new Global Beverages Group charged to build first global strategy for $30Bn portfolio of Pepsi, Pepsi Max, and Pepsi Light by redefining positioning, launching global campaigns, and driving a consistent global design. Focus primarily on Pepsi Max, a $1.9Bn brand, by leading equity building global campaigns and promotional initiatives.

Senior Manager, Sparkling Innovation

April 2010 - August 2011 (1 year 5 months)

Purchase, NY

Led all short and long term innovation for Mountain Dew, the #4 carbonated beverage in the U.S., and other flavored brands. Launched 5 new products in 2011, delivering 1.1% incremental volume to portfolio in a declining category.

Campbell Soup Company

4 years 10 months

Brand Manager, Simple Meals Beyond Soup

October 2008 - April 2010 (1 year 7 months)

Camden, NJ

Managed PNLs of three brands with combined Gross Sales of $65MM. Grew Swanson Chicken volume by 5.1% and Beans by 4.7% in FY09 with double digit growth at Wal-Mart and in the Dollar channel. Grew HH penetration by 0.7 points on Swanson Chicken in FY09.

Associate Brand Manager, V8

April 2007 - September 2008 (1 year 6 months)

Led marketing and operational launch of V8's single serve distribution through Coca-Cola Enterprises. Developed and executed marketing plan for FY08 (POS, Coupons, Trade Print, Radio with Tags).

As part of distribution launch, redesigned the single serve bottle to work in vending machines. Identified opportunity to enhance design along with functionality and increased purchase intent in consumer testing, resulting in +22% shipments in year one.

Associate Brand Manager, Swanson Broth

July 2005 - March 2007 (1 year 9 months)

Led label redesign for Swanson product line (17 SKUs) to optimize branding, food appeal, and communication. Significantly increased liking and purchase intent, scoring in the top 20% of all packages tested by PRS.

Managed Swanson Broth digital redesign (website and newsletter) to improve consumer experience and engagement. Increased visits by 82%, views by 113% and click-throughs by 283%.

Avon

Marketing Intern, US Personal Care Products

June 2004 - August 2004 (3 months)

New York, NY

Provided creative direction for two personal care product launches. Briefed design team on positioning and layout.

Evaluated historical campaigns since 1997 to identify best practices and most effective promotion vehicles. Presented recommendations to the VP of Personal Care and developed guide book for future use.

A.T. Kearney
Associate
1999 - 2003 (4 years)

Led multiple operations and strategic consulting project work-streams to enhance profitability and operational efficiency for clients in the Office Supplies, Retail, Medical Equipment, and Energy industries.

Education

Stanford Graduate School of Business
MBA · (September 2003 - June 2005)

French Culinary Institute
La Technique: 6 month program · (2003 - 2003)

Wellesley College
BA, International Relations; Japanese · (September 1995 - May 1999)